                                                                     FILE NO.
                                                                     070-7018
                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002



                                    CONTENTS

                                                                            Page

Statements of Income                                                         1

Balance Sheets                                                               2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                                3

Statements of Cost of Operation                                              4

Price Per Ton of Coal Deliveries                                             5

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002
                                   (UNAUDITED)
                                                                             Three
                                                                             Months
                                               Month Ended                   Ended
                                   ------------------------------------
                                   April 30,      May 31,      June 30,     June 30,
                                     2002          2002          2002         2002
                                   ---------      -------      --------     --------
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . .  $1,127        $843           $797       $2,767

COST OF OPERATION. . . . . . . . .   1,117         836            790        2,743
                                    ------        ----           ----       ------

OPERATING INCOME (LOSS). . . . . .      10           7              7           24

INTEREST CREDITS . . . . . . . . .      (1)         (5)            (5)         (11)

FEDERAL INCOME TAXES . . . . . . .       6           6              6           18
                                    ------        ----           ----       ------

NET INCOME . . . . . . . . . . . .  $    5        $  6           $  6       $   17
                                    ======        ====           ====       ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
                BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 2002
                                   (UNAUDITED)
                                                April 30,      May 31,      June 30,
                                                  2002          2002          2002
                                                ---------      -------      --------
                                                           (in thousands)
ASSETS
------
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . .  $2,217       $2,217         $2,217
  Accumulated Amortization. . . . . . . . . . .   1,878        1,897          1,917
                                                 ------       ------         ------
         NET MINING PLANT . . . . . . . . . . .     339          320            300
                                                 ------       ------         ------

OTHER PROPERTY AND INVESTMENTS. . . . . . . . .     104           98             92
                                                 ------       ------         ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . .     146          656              6
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . .      21           21             21
    Affiliated Companies. . . . . . . . . . . .   1,071          775            817
  Advances to Affiliates. . . . . . . . . . . .   2,500        2,812          2,695
  Materials and Supplies. . . . . . . . . . . .   1,391        1,407          1,551
  Other . . . . . . . . . . . . . . . . . . . .     120          132            102
                                                 ------       ------         ------
         TOTAL CURRENT ASSETS . . . . . . . . .   5,249        5,803          5,192
                                                 ------       ------         ------

DEFERRED INCOME TAXES . . . . . . . . . . . . .   1,365        1,407          1,431
                                                 ------       ------         ------
REGULATORY ASSETS . . . . . . . . . . . . . . .      64            3              3
                                                 ------       ------         ------
DEFERRED CHARGES. . . . . . . . . . . . . . . .     505          343             79
                                                 ------       ------         ------

           TOTAL. . . . . . . . . . . . . . . .  $7,626       $7,974         $7,097
                                                 ======       ======         ======

CAPITALIZATION AND LIABILITIES
------------------------------
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . .  $  100       $  100         $  100
  Paid-in Capital . . . . . . . . . . . . . . .     400          400            400
  Retained Earnings . . . . . . . . . . . . . .   1,123        1,129          1,135
                                                 ------       ------         ------
         TOTAL SHAREHOLDER'S EQUITY . . . . . .   1,623        1,629          1,635
                                                 ------       ------         ------

OTHER NONCURRENT LIABILITIES. . . . . . . . . .   2,323        2,268          2,273
                                                 ------       ------         ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . .     323          138            379
    Affiliated Companies. . . . . . . . . . . .     425          756            607
    Obligations and Capital Leases. . . . . . .     161          152            137
  Other . . . . . . . . . . . . . . . . . . . .   1,178        1,925            913
                                                 ------       ------         ------
         TOTAL CURRENT LIABILITIES. . . . . . .   2,087        2,971          2,036
                                                 ------       ------         ------

REGULATORY LIABILITIES & DEFERRED CREDITS . . .   1,593        1,106          1,153
                                                 ------       ------         ------

           TOTAL. . . . . . . . . . . . . . . .  $7,626       $7,974         $7,097
                                                 ======       ======         ======

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002


Services Rendered to
Columbus Southern               Raw                  Clean
Power Company's                 Coal                 Coal
Conesville Plant*               Input     Rejects    Output    Unit Price    Amount
----------------               -------    -------    ------    ----------    ------
  (Month/Year)                  (tons)     (tons)    (tons)     (per ton)     (000)
April 2002. . . . . . . . . .  321,279     28,267    293,012      $3.85      $1,127
                               =======     ======    =======      =====      ======

May 2002. . . . . . . . . . .  322,890     36,859    286,031      $2.95      $  843
                               =======     ======    =======      =====      ======

June 2002 . . . . . . . . . .  290,115     29,986    260,129      $3.06      $  797
                               =======     ======    =======      =====      ======


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002
                                                                              Three
                                                                              Months
                                               April       May      June      Ended
                                                2002      2002      2002     6/30/01
                                               -----      ----      ----     -------
                                                          (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . .  $  290   $   156     $ 221    $   667
Benefits-UMW* . . . . . . . . . . . . . . . .      77       222       110        409
Operating Materials . . . . . . . . . . . . .   1,017    (2,168)       11     (1,140)
Maintenance - Materials and Services. . . . .      50        67        98        215
Electricity . . . . . . . . . . . . . . . . .      77        74        60        211
Other Billed Services . . . . . . . . . . . .       5         9       121        135
Taxes Other Than Income Tax . . . . . . . . .      23        15        17         55
Rentals . . . . . . . . . . . . . . . . . . .      32       390       211        633
Depreciation. . . . . . . . . . . . . . . . .       2         2         2          6
Cleaning Cost Normalization** . . . . . . . .    (603)    1,707        47      1,151
Other . . . . . . . . . . . . . . . . . . . .     146       362      (107)       401
                                               ------   -------     -----    -------

          Total . . . . . . . . . . . . . . .  $1,116   $   836     $ 791    $ 2,743
                                               ======   =======     =====    =======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.





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
                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002


                                                        April        May       June
                                                         2002       2002       2002
                                                        -----       ----       ----
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . $29.44 *   $30.50 *   $29.86 *
                                                        ======     ======     ======


Notes: (a) Coal cleaned  by  Conesville  Coal  Preparation  Plant  and  delivered to
           Columbus Southern  Power's Conesville Generating Plant.  These deliveries of  clean  coal  will  normally  consist of  coal cleaned from  beginning inventory as well as current month deliveries.




* Average price per ton.